TRENCH ELECTRIC B.V. FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934.

For the Quarter Ending March 30, 2002.

Trench Electric B.V.
(Exact Name of Registrant as Specified in Its Charter)

The Netherlands
(Jurisdiction of Incorporation or Organization)

Strawinskylaan 3105, 1077ZX, Amsterdam, The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

TRENCH ELECTRIC B.V. FORM 6-K

TABLE OF CONTENTS

6K_0302Final.doc

TRENCH ELECTRIC B.V. FORM 6-K

PART I: FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited except for December 31, 2001 figures)

CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

	Mar. 30, 2002	Dec. 31, 2001
ASSETS		
Current assets		
Cash and cash equivalents	$ 15,088	$ 11,729
Trade accounts receivable — net	63,474	65,184
Inventories, net *(note 4)*	36,730	35,944
Prepayments	629	433
Deferred income tax	431	431
Other current assets	6,258	5,170
Total current assets	122,610	118,891
Property, plant and equipment *(note 5)*	63,474	65,037
Goodwill *(note 6)*	113,655	115,382
Prepaid pension	1,006	1,006
Deferred financing costs — net of accumulated amortization	5,196	5,575
Deferred income tax	11,077	11,077
Other assets	67	69
Total assets	$317,085	$317,037
LIABILITIES		
Current liabilities		
Bank indebtedness	$ 6,593	$ 10,699
Trade accounts payable	32,201	33,138
Accrued liabilities	28,492	21,466
Advance billings	1,196	2,571
Due to parent	4,018	3,696
Income tax payable	4,787	4,527
Deferred income tax	136	136
Current portion of obligation under capital lease *(note 9)*	494	503
Current portion of long-term debt *(note 7)*	10,865	10,885
Total current liabilities	88,782	87,621
Long-term portion of obligation under capital lease *(note 9)*	442	577
Long-term debt *(note 7)*	170,588	170,692
Pension and post-retirement benefits	13,864	13,956
Deferred income tax	10,332	10,332
Other liabilities	3,392	3,509
Total liabilities	287,400	286,687
Contingencies and commitments		
Minority interest	6,973	6,933
SHAREHOLDER'S EQUITY		
Share capital		
Authorized (200,000 common shares of one Dutch Guilder each, Issued and outstanding 40,000 common shares of one Dutch Guilder each)	20	20
Additional paid in capital	75,694	75,694
Accumulated other comprehensive loss	(17,103)	(15,526)
Accumulated deficit	(35,899)	(36,771)
Total shareholder's equity	22,712	23,417
Total liabilities and shareholder's equity	$317,085	$317,037

TRENCH ELECTRIC B.V. FORM 6-K

UNAUDITED
CONSOLIDATED STATEMENT OF INCOME (LOSS)
(in thousands of U.S. dollars)

	Three Months Ended	
	Mar. 30 2002	Mar. 31 2001
Sales	$ 62,607	$ 53,047
Cost of sales	43,784	37,602
Gross profit	18,823	15,445
Selling, general and administrative expenses	10,562	10,931
Operating income	8,261	4,514
Foreign exchange loss	366	7,285
Interest expense	4,995	5,074
Income (loss) before income taxes and minority interest	2,900	(7,845)
Provision for income taxes	1,581	602
Income (loss) for the period before minority interest	1,319	(8,447)
Minority interest	447	132
Net income (loss) for the period	$ 872	$ (8,579)
Other information:		
EBITDA (1)	$ 9,991	$ 7,667
Goodwill amortization included in selling, general and administrative expenses (2)	$ -	$ 899

(1) EBITDA is presented because the Group's management believes it is a widely accepted financial indicator of the Group's ability to service and incur debt. EBITDA represents operating income before depreciation and amortization and items considered to be unusual by management, such as restructuring charges. These unusual charges for the three months ended March 30, 2002 and March 31, 2001 amount to NIL and $0.6 million, respectively. EBITDA is not a measure of performance calculated in accordance with Generally Accepted Accounting Principles (GAAP) in the United States and should not be considered as an alternative to consolidated net income (loss) as an indicator of the Group's performance or as an alternative to cash flows as a measure of liquidity. The Group's definition of EBITDA may not be comparable to other similarly titled measures used by other companies.

(2) Starting in 2002, under SFAS 142, "Goodwill and Other Intangible Assets," the Group is no longer required to record goodwill amortization. Goodwill now has an indefinite useful life and will not be amortized, but rather will be tested at least annually for impairment. The other information provided on goodwill amortization is intended to enable the user to understand the effect of this accounting change on net income from 2001 to 2002. Please refer to the accompanying notes 2 and 10 for more information.

UNAUDITED
CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands of U.S. dollars)

	Three Months Ended	
	Mar. 30 2002	Mar. 31 2001
Cash provided by (used in)		
OPERATING ACTIVITIES		
Net income (loss) for the period	$ 872	$ (8,579)
Adjustments to reconcile net income to net cash provided by operating activities:		
Minority interest	447	132
Depreciation of property, plant and equipment	1,738	1,662
Amortization of goodwill	-	899
Amortization of deferred financing costs and non-cash interest	319	378
Unrealized exchange loss on long-term debt	359	7,381
Changes in non-cash working capital and other non-cash items	4,383	(1,514)
	8,118	359
INVESTING ACTIVITIES		
Acquisition	-	(1,130)
Proceeds on disposal of property, plant and equipment	36	-
Purchase of property, plant and equipment	(467)	(1,263)
	(431)	(2,393)
FINANCING ACTIVITIES		
Net proceeds/(payments) from/to revolving credit facility	(4,000)	845
Payments on capital leases	(112)	-
	(4,112)	845
Effect of exchange rate changes on Cash	(216)	(605)
Increase (decrease) in cash during the Period	3,359	(1,794)
Cash and cash equivalents, beginning of Period	11,729	20,519
Cash and cash equivalents, end of Period	$ 15,088	$ 18,725

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 30, 2002
(expressed in thousands of U.S. dollars unless stated otherwise)

1. FORMATION AND BASIS OF PRESENTATION

Trench Electric B.V. ("the Company"), incorporated in the Netherlands, is a multinational manufacturing and engineering group with its major operations in Austria, Brazil, Canada, China, England, France, Germany and Switzerland. Trench Electric B.V. and its subsidiary companies (collectively "the Group") manufacture electrical transmission and distribution equipment that transforms, regulates, conditions and measures electricity for utilities and industrial customers.

The Group has a 52 or 53-week fiscal year and each quarter ends on the Saturday nearest to the last day of the quarter. All general references to years relate to fiscal years unless otherwise noted.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statements

The accompanying unaudited financial statements reflect all adjustments (consisting of normal, recurring items) necessary for the fair presentation of results for these interim periods. These results are based upon generally accepted accounting principles consistently applied with those used in the preparation of the Group's 2001 Annual Report on Form 20-F.

Principles of consolidation

The consolidated financial statements include the accounts of Trench Electric B.V. and all of its subsidiaries (together the "Group"). All significant inter-company items are eliminated in consolidation. Entities which are not controlled but over which the Group has the ability to exercise significant influence are accounted for using the equity method. The businesses acquired during the financial period have been fully consolidated using the purchase method from the date the responsibility for the operations was transferred to the Group.

Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign currency translation

Translation gains and losses result from the effect of exchange rate changes on transactions denominated in currencies other than the operating entities' local currencies. Gains and losses on those transactions are included in the income statement for the period in which exchange rates change.

For operations with functional currencies other than the U.S. dollar, all assets and liabilities are translated into U.S. dollars at the exchange rates prevailing at the balance sheet date, equity at historical rates and all income and expenses are translated at the average exchange rates prevailing during the period. The resulting translation adjustments are recorded as a component of other comprehensive income (loss).

Cash and cash equivalents

Cash and cash equivalents include bank deposits and term deposits at varying rates of interest and with maturities less than ninety days at acquisition.

Inventories

Inventories include materials, labor and an allocation of overhead. Inventories are stated at the lower of cost, determined on a first-in, first-out basis, and either replacement costs for raw materials or net realizable value for work-in-process and finished goods.

Property, plant and equipment

Property, plant and equipment are stated at cost net of accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets on a straight-line basis, using the following annual rates:

Buildings	2.5% — 10%
Machinery and equipment	6.5% — 33.3%

Goodwill

Goodwill arising from purchase business combinations before July 1, 2001 had been amortized over a range of ten to forty years on a straightline basis. The estimated useful life of such goodwill varied depending on the nature of each acquisition.

As a result of the FASB approved statement SFAS No. 142 "Goodwill and Other Intangible Assets" as discussed under the heading Accounting Developments, amortization of goodwill has ceased in the first quarter of 2002. The Group has not completed its evaluation of the impact of SFAS No. 142. Please refer to "accounting developments" below and note 10 for more information.

Deferred financing costs

Deferred financing costs are amortized over the expected life of the related debt on a straightline basis and forms part of total interest expense.

Impairment of long lived assets

The Group regularly evaluates whether events or circumstances have occurred that indicate that the carrying amount of long-lived assets may not be recoverable. When factors indicate possible impairment, the Group recognizes an impairment loss if the sum of the expected future undiscounted, without interest charges, cash flow is less than the carrying amount of the asset. The amount of the impairment loss would be the difference between the fair value of the respective asset and its carrying amount. Please refer to the section on Accounting developments for details on the new accounting standard on impairment of long lived assets.

Research and development

Research and development expenses are charged to the statement of income as incurred.

Financial instruments

The Group's financial instruments recorded on the consolidated balance sheet include cash, accounts receivable, accounts payable, accrued liabilities and debt obligations. The book values of cash, accounts receivable and payable, advance billings, accrued liabilities, due to parent and bank indebtedness are considered to be representative of fair values because of the short-term to maturity of these instruments. The fair values of the long-term debt are based on rates available to the Group for debt with similar terms and maturities.

Concentration of credit risk

Financial instruments that potentially subject the Group to credit risk are trade accounts receivable and foreign exchange contracts. Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers comprising the Group's customer base and the breakdown of the customer base among geographical areas. The Group is exposed to credit risk with respect to foreign exchange contracts in the event of non-performance by the counterparties to these financial instruments, which are major financial institutions. Management believes the likelihood of incurring material losses related to this credit risk is remote.

Other comprehensive income

Other comprehensive income refers to revenues, expenses, gains and losses that under generally accepted accounting principles in the United States of America are included in comprehensive income but are excluded from net income as these amounts are recorded directly as an adjustment to shareholder's equity. The Group's other comprehensive income is comprised of foreign currency translation adjustments and minimum pension liabilities adjustments.

Financial instruments

The Group's financial instruments recorded on the consolidated balance sheet include cash, accounts receivable, accounts payable, accrued liabilities and debt obligations. The book values of cash, accounts receivable and payable, advance billings, accrued liabilities, due to parent and bank indebtedness are considered to be representative of fair values because of the short-term to maturity of these instruments. The fair values of the long-term debt are based on rates available to the Group for debt with similar terms and maturities.

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) as amended by SFAS 137 and SFAS 138 and as interpreted by the Derivatives Implementation Group, was adopted by the Group effective as of January 1, 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. SFAS 133 prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting.

Certain contracts that meet the definition of a derivative under SFAS 133 may qualify as a normal purchase or a normal sale. A normal purchase or a normal sale is excluded from the scope of SFAS 133. Specific criteria must be met and documented in order for a contract that would otherwise be regarded as a derivative to qualify as a normal purchase or normal sale. The Group has evaluated its commodity contracts to determine if they meet the definition of a derivative and qualify as a normal purchase or normal sale.

The Group has not designated any of its derivatives as qualifying hedge instruments under SFAS 133. Gains and losses related to the fair value adjustment of all derivative instruments are classified in the consolidated statement of income and cashflows in accordance with the earnings treatment of the hedged transaction. The Group evaluated its contracts for "embedded" derivatives, and considered whether any embedded derivatives would have to be bifurcated, or separated, from the host contracts in accordance with SFAS 133 requirements.

Accounting developments

In June 2001, the FASB approved SFAS No. 141, "Accounting for Business Combinations" ("SFAS 141"), which requires the application of the purchase method including the identification of the acquiring enterprise for each transaction. SFAS No. 141 applies to all business combinations initiated after June 30, 2001 and all business combinations accounted for by the purchase method that are completed after June 30, 2001. FAS 141 prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations. The Group has not completed its evaluation of the impact of SFAS No. 141.

In June 2001, the FASB approved SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS No. 142 applies to all acquired intangible assets whether acquired singly, as part of a group, or in a business combination. SFAS No. 142 will supersede APB Opinion No. 17, "Intangible Assets" and requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives should not be amortized but should be tested for impairment annually, or more frequently if impairment indicators arise. This statement is effective for fiscal years beginning after December 15, 2001. As a consequence, amortization of goodwill has ceased in the first quarter of 2002. The Group has not completed its evaluation of the impact of SFAS No. 142.

FASB Statement No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets", was issued in July 2001. This standard will be effective for fiscal years beginning after December 15, 2001; however, early adoption is permitted. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of tangible long-lived assets be capitalized into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by that standard. The requirements of this standard will be reflected as a cumulative effect adjustment to income. The Group has not completed its evaluation of the impact of SFAS No. 143.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). The objectives of SFAS 144 are to address significant issues relating to the implementation of FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. This statement is effective for fiscal years beginning after December 15, 2001, and generally, its provisions are to be applied prospectively. The Group has not completed its evaluation of the impact of SFAS 144.

3. ACQUISITIONS

Effective November 26, 2001, the Group completed the acquisition, which began in April 2000, of the 50.4% voting equity interests consisting of 1,699 common shares in the "Fushun Reyrolle Bushing Company Limited" joint venture from VA Tech. On April 21, 2001, Trench UK signed agreements with VA Tech and Fushun Electric Porcelain Works ("Fushun Electric"), pursuant to which Trench UK would acquire VA Tech's 50.4% equity interest in Fushun Reyrolle Bushing Company Limited, a joint venture company organized under the laws of the People's Republic of China and owned jointly by VA Tech and Fushun Electric, for a purchase price of approximately £1 million ($1,454). The excess of the purchase price over the fair value of identifiable fixed assets is $69 and represents goodwill.

In April 2000, the Group acquired the assets and related technology of a manufacturer of bushings, "The Bushing Company," a division of VATech in the UK for consideration of $11,483. The excess of the purchase price over the fair value of identifiable net assets is $6,816 and represents goodwill to be amortized straightline over 20 years.

In August 2000, the Group increased its shareholding in the existing Chinese joint venture, MWB Shanghai Co. Ltd. ("Trench China (Shanghai)"), from 40% to 65%. Trench China (Shanghai) produces instrument transformers. This purchase was recorded as a component of a step acquisition. Accordingly, the excess of the purchase price over 25% of the fair value of the identifiable net assets is $226 and represents goodwill to be amortized straight-line over 10 years. The net cash consideration for this transaction is $2,424.

The businesses acquired during 2000 and 2001 have been fully consolidated using the purchase method from the dates that the responsibilities for operations were transferred to the Group.

4. INVENTORIES

Inventories by major category were as follows:

	Mar. 30, 2002	Dec. 31, 2001
Raw materials	$ 22,028	$ 22,932
Work-in-process	11,795	11,326
Finished goods	4,937	3,874
	38,760	38,132
Less: provision	2,030	2,188
	$ 36,730	$ 35,944

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment by major classification were as follows:

	Mar. 30, 2002	Dec. 31, 2001
Land	$ 18,516	$ 18,771
Buildings	28,441	28,822
Machinery and equipment	39,817	39,427
	,86,774	87,020
Less: accumulated depreciation	23,300	21,983
	$ 63,474	$ 65,037

6. GOODWILL

Goodwill, net of accumulated amortization, was as follows:

	Mar. 30, 2002	Dec. 31, 2001
Goodwill	$ 127,615	$ 129,510
Less: accumulated amortization	13,960	14,128
	$ 113,655	$ 115,382

7. LONG-TERM DEBT

Long-term debt consists of the following:

	Mar. 30, 2002	Dec. 31, 2001	Currency Denomination
10 ¼% Senior subordinated notes	$ 150,915	$ 150,915	U.S. dollars
CIBC World Markets PLC			
Term Facility	21,011	21,121	U.S. dollars/Euros
Other			
ICBC Bank Shanghai Branch	7,207	7,207	Chinese renminbis
Bank of China	1,502	1,502	Chinese renminbis
Agence Rhin Meuse	697	711	Euros
SEC Finance Company	121	121	Chinese renminbis
Total long-term debt	181,453	181,577	
Less: current portion of long-term debt	10,865	10,885	
Non-current portion of long-term debt	$ 170,588	$ 170,692	

In 1997, the Group issued 10¼ percent Senior Notes due 2007 (the "Notes") in the aggregate amount of $160,000, which are listed on the Luxembourg Stock Exchange. In 2000, $9,085 of the Notes were repurchased on the open market.

In 2000, the Group entered into the Facilities Agreement dated April 18, 2000 ("Facilities Agreement") with the Senior Lenders, arranged by CIBC World Markets PLC, providing for Term Loan Facilities and Revolving Credit Facilities.

8. FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Group's significant on-balance sheet financial instruments were as follows at March 30, 2002 and December 31, 2001:

	2002		2001	
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	$ 15,088	$ 15,088	$ 11,729	$ 11,729
Trade receivables and other current assets	71,779	71,779	70,354	70,354
Bank indebtedness	6,593	6,593	10,699	10,699
Accounts payable, accrued liabilities, advance Billings, income tax payable and due to Parent	72,741	72,741	65,871	65,871
Long-term debt (including current portion)	181,453	152,779	181,577	134,793
Foreign currency forward contracts	20	20	41	41

Valuation of Derivative Instruments

The fair value of derivative instruments is sensitive to movements in the underlying market rates and variables. The Group monitors the fair value of derivative instruments on a periodic basis. Foreign currency and commodity forwards are valued using forward rates observed from quoted prices in the relevant markets when possible. The Group assumes parties to long-term contracts are economically rational and will immediately exercise early termination rights if economically beneficial when such rights exist in the contract.

9. CAPITAL LEASES

The Group is committed under various capital leases for plant and equipment. The future minimum annual payments under capital leases are approximately as follows:

2002	$ 397
2003	516
2004	98
2005	15
2006	—
2007	—
	1,026
Imputed interest	(90)
	$ 936

10. CHANGE IN ACCOUNTING PRINCIPLE

In July 2001, the FASB issued FAS 142, "Goodwill and Other Intangible Assets." According to this statement, goodwill and intangible assets with indefinite lives are no longer subject to amortization, but rather an annual assessment of impairment by applying a fair-value-based test. The statement requires a test for impairment to be performed annually, or immediately if conditions indicate that such an impairment could exist.

The Group adopted the statement effective January 1, 2002. As a result of adopting FAS 142 the Group will no longer record goodwill amortization of approximately $3.5 million per year on unamortized goodwill at December 31, 2001 of $115.4 million. The initial impairment test required by the statement must be completed by June 30, 2002. We have not determined the impact, if any, that the initial goodwill impairment test will have. The annual goodwill impairment test will require us to make a number of assumptions and estimates concerning future levels of earnings and cash flow and any impairment of goodwill will reduce earnings. Any impairment as a result of the initial adoption of FAS 142 will be recorded as a change in accounting principle.

The following table provides the comparable effects of the adoption of FAS 142 for the quarters ended March 30, 2002 and March 31, 2001.

(in thousands, except per share data)	2002	2001
Reported net income (loss), [before change in accounting principle]	$ 14	$ (8,579)
Add back: goodwill amortization	858	899
Adjusted net income (loss)	$ 872	$ (7,680)
Basic and diluted earnings (loss) per share:		
Reported income (loss) per common share before minority interest, before change in accounting principle	$ 11.53	$ (211.18)
Add back: goodwill amortization	21.45	22.48
Adjusted income (loss) per share before minority interest	$ 32.98	$ (188.70)
Net income (loss) per common share, [before change in accounting principle]	$ 0.35	$ (214.48)
Add back: goodwill amortization	21.45	22.48
Adjusted net income (loss) per common share	$ 21.80	$ (192.00)

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion generally relates to the historical combined results of operations and financial condition of the Trench group of companies and should be read in conjunction with the unaudited financial information included elsewhere herein.

General

Trench is a world leader in the design, manufacture and sale of engineered products for high voltage applications in electric utility and high energy industrial systems. The Group operates a global business, with sales that are widely diversified by geographic region and by product line. Trench's principal customers are electric utilities and contractors that provide power systems and equipment for use in utility and industrial systems. Trench also sells to original equipment manufacturers of electrical equipment.

A significant portion of the Group's sales to developed markets such as North America and the European Community consists of the sale of replacement equipment. The Group's sales to the rest of the world consist primarily of the sale of equipment related to new construction. Although historically sales have been relatively stable, individual markets, or customers can vary significantly from period to period, particularly in less developed markets given the project nature of power transmission construction. In addition, the mature markets of North America and Western Europe are experiencing increased demand for high accuracy measurement transformers as a part of the process of utility deregulation.

The Group's business is also significantly impacted by prevailing legal, regulatory and economic conditions in the electric power industry, which has been characterized by dramatic change in recent years, including deregulation, privatization and restructuring. These changes have increased competition among the Group's principal end-users, particularly in developed markets, and the attendant uncertainties regarding the outcome of these trends initially resulted in temporarily reduced growth of expenditures on electric generation, transmission and distribution infrastructure.

2002 Compared to 2001

Results of Operations

First Quarter of 2002 Compared with First Quarter of 2001

	First Quarter (in millions of U.S. dollars) 2002	2001	Change
Sales	$62.6	$53.0	18.0%

Sales for the first quarter of 2002 were $62.6 million, an increase of 18% from 2001. Excluding the effect of currency fluctuations, sales in the first quarter of 2002 increased 22.5% from the first quarter of 2001 due to a $9.2 million increase in transmission sales and a $2.8 million increase in coil sales. The subsidiaries having the highest increase in external sales were Canada with $5.9 million and China (Shanghai) with $2.6 million. In the first quarter of 2002, Fushun (China) contributed $1.6 million to sales (2001 - $NIL). The Group began consolidating Fushun in December 2001 after control was established.

	First Quarter (in millions of U.S. dollars) 2002	2001	Change
Gross Profit	$18.8	$15.4	21.9%
Percentage of net sales	30.1%	29.1%	

Gross Profit for the first quarter of 2002 was $18.8 million, an increase of $3.4 million from the first quarter of 2001. Excluding the effect of currency fluctuations, gross profit increased by $4.1 million or 26.8% from the same period in 2001 mainly due to higher overall sales. Gross profit as a percentage of sales in the first quarter of 2002 was 30.1% compared with 29.1% in the first quarter of 2001 partially due to higher coil sales. The increase in gross profit is also due to higher gross profit percentages for China (Shanghai) and Germany, and reduced somewhat by lower gross profit percentage in the UK. There were volume related increases of $1.6 million in Canada and $0.9 million in China (Shanghai). In the first quarter of 2002, Fushun (China) contributed $0.5 million to gross profit (2001 - $NIL).

	First Quarter (in millions of U.S. dollars) 2002	2001	Change
Selling, general and administrative expenses (excluding TSF integration charges)	$10.6	$10.3	2.2%
Percentage of net sales	16.9%	19.5%	
Selling, general and administrative expenses (including TSF integration charges)	$10.6	$10.9	(3.4)%
Percentage of net sales	16.9%	20.6%	

Selling, general and administrative expenses (excluding TSF integration charges) in the first quarter of 2002 were $10.6 million, an increase of $0.3 million from the first quarter of 2001. Note that due to changes in U.S. accounting standards starting in 2002, Trench no longer records amortization of goodwill. In 2001, the goodwill amortization was $0.9 million in the first quarter. Excluding the effect of currency fluctuations and change in accounting policy regarding goodwill amortization, selling, general and administrative expenses in the first quarter of 2002 increased by $1.6 million, which is partially due to higher sales commissions and higher administrative overheads. Selling, general and administrative expenses as a percentage of sales for the first quarter of 2002 at 16.9% is better than the percentage achieved in the first quarter of 2001 at 19.5%, with 1.3%

due to the difference in the treatment of goodwill amortization, year over year.. In the first quarter of 2002, Fushun (China) contributed $0.2 million to selling, general and administrative expense (2001 - $NIL).

TSF integration charges in the first quarter of 2002 were $NIL (2001 - $0.6 million). On January 24, 2001, the Board of Directors approved the closure of all main production operations for Trench Switzerland, which was completed by the end of 2001. The Swiss site will continue to be the Group's main center of engineering for instrument transformers and will also be the base for R&D activities in new designs and measurement technologies. In the first quarter of 2002, the TSF integration costs paid in cash amounted to $0.4 million, consisting of termination payments, all of which were accrued for in 2001.

	First Quarter (in millions of U.S. dollars)		
	2002	2001	Change
Operating Income	$8.3	$4.5	83.0%
Percentage of net sales	13.2%	8.5%	

Operating Income. Operating income in the first quarter of 2002 was $8.3 million, an increase of $3.8 million from the first quarter of 2001. Excluding the effect of currency fluctuations and change in accounting policy regarding goodwill amortization, the first quarter of 2002 operating income increased by $3.2 million or 70.4%. There are many reasons for the increase in operating income. Some year over year increases in operating income were derived in Austria, Canada, China (Shanghai) and Germany. In addition, the operating income in the first quarter of 2002 does not include any integration/reorganization charges for TSF (2001 - $0.6 million). China (Shanghai) operating income improved by $0.9 million as a result of a change in the base product mix and the new product lines. Also, in the first quarter of 2002, Fushun (China) contributed $0.2 million to operating income (2001 - $NIL). Refer to the gross profit and the selling, general and administrative expenses sections above for more details.

Financial Condition and Liquidity

As at March 30, 2002, the Group's consolidated total debt and accumulated cash were $188.0 million and $15.1 million, respectively. As at December 31, 2001, the Group's consolidated total debt and accumulated cash were $192.3 million and $11.7 million, respectively. At March 30, 2002, $27.8 million, excluding letters of credit and bank guarantees, was available to the Group for borrowings under a revolving credit facility governed by the Facilities Agreement dated April 18, 2000 ("Facilities Agreement") with the Senior Lenders, arranged by CIBC World Markets Plc, providing for Term Loan Facilities and Revolving Credit Facilities. Of the $27.8 million available, $7.2 million is a restricted revolving credit facility, and the Group would require the consent of the Senior Lenders to access this portion (December 2001 - $7.2 million). If letters of credit and bank guarantees are factored in, the net available revolving credit facility, without taking into account the restricted element, was $7.5 million compared to $2.0 million in December 2001.

The Group has complied with the various financial covenants in its Facilities Agreement. Having taken account of amendment and waiver letters received from the Group's Senior Lenders, the Group presently anticipates remaining in compliance with those covenants. The amendment permits the Group to take into EBITDA over the six quarters ending March 2002 (for covenant calculation purposes only) the entire gain on the sale of certain technologies in connection with its Chinese operation. The Senior Lenders consented to this amendment on the basis that substantially all of the gain has already been realized in cash. Under U.S. GAAP the gain will be recognized over a 10-year period.

In addition the Senior Lenders have agreed that both the cash costs and the profit and loss write-offs associated with the reorganization in Switzerland can be excluded from all covenant calculations as originally defined. Items associated with the reorganization in Switzerland are to be subject to separate additional covenant tests.

The amendment also creates additional flexibility under the capital expenditures covenant in connection with the proposed capital expenditures in China. The original capital expenditure covenant was set prior to Trench China (Shanghai) being consolidated into the Group results.

The Senior Lenders have also agreed that the usage of fixed foreign exchange rates as applied in calculating the financial covenants may be used to calculate the interest coverage and leverage ratios for the year 2001. This does not include the cash flow to debt service covenant, which remains unchanged. This mechanism anticipated and allowed for an extension which would need to be agreed to by the Senior Lenders. The Group has requested an extension for 2002, although it is anticipated that the Group will be in compliance irrespective of which basis is used.

Notwithstanding the foregoing, there can be no guarantee the Group will remain in compliance with its financial covenants. Failure to remain in compliance, or to obtain additional waivers, would have a material adverse effect on the Group's liquidity.

The Group's primary sources of liquidity are cash flows from operations and borrowings under the revolving credit facility of the Facilities Agreement. In addition, management is forecasting positive cash flows from operations in 2002, although there can be no assurances that the Group's cash flows in 2002 will be positive or sufficient to meet the Group's requirements. Management believes that cash generated from operations, together with borrowings under the revolving credit facility, will be sufficient to meet the Group's working capital, capital expenditure and debt servicing needs for the foreseeable future.

NOTE: THIS DOCUMENT CONTAINS "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. ALL STATEMENTS CONTAINED IN THIS DOCUMENT, OTHER THAN HISTORICAL INFORMATION, SHOULD BE VIEWED AS "FORWARD-LOOKING STATEMENTS." IN ADDITION, THE GROUP AND ITS REPRESENTATIVES MAY FROM TIME TO TIME MAKE ORAL OR WRITTEN STATEMENTS, WHICH SHOULD ALSO BE CONSIDERED "FORWARD-LOOKING STATEMENTS." THESE STATEMENTS REPRESENT MANAGEMENT'S CURRENT EXPECTATIONS AND BELIEFS CONCERNING FUTURE EVENTS IMPACTING THE GROUP AND THEREFORE INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. MANAGEMENT ACKNOWLEDGES THAT "FORWARD-LOOKING STATEMENTS" ARE NOT GUARANTEES AND THAT ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED. A VARIETY OF FACTORS COULD CAUSE BUSINESS CONDITIONS AND THE GROUP'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPECTED BY THE GROUP OR EXPRESSED IN THE GROUP'S FORWARD LOOKING STATEMENTS. THESE FACTORS INCLUDE WITHOUT LIMITATION, CHANGES IN MARKET PRICE OR MARKET DEMAND; CHANGES IN RAW MATERIAL COSTS OR AVAILABILITY; LOSS OF BUSINESS FROM CUSTOMERS; UNANTICIPATED EXPENSES; CHANGES IN FINANCIAL MARKETS; FOREIGN CURRENCY CHANGES; POTENTIAL EQUIPMENT MALFUNCTIONS; AND THE OTHER FACTORS DISCUSSED IN THE GROUP'S FORM 20F FOR THE YEAR ENDED DECEMBER 31, 2001.

WHILE THE GROUP PERIODICALLY REASSESSES MATERIAL TRENDS AND UNCERTAINTIES AFFECTING THE GROUP'S RESULTS OF OPERATIONS AND FINANCIAL CONDITION IN CONNECTION WITH THE PREPARATION OF MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION AND CERTAIN OTHER SECTIONS CONTAINED IN THE GROUP'S QUARTERLY, ANNUAL OR OTHER REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, THE GROUP DOES NOT INTEND TO REVIEW OR REVISE ANY PARTICULAR FORWARD LOOKING STATEMENT IN LIGHT OF FUTURE EVENTS.

Item 3. Quantitative and Qualitative Disclosures about Market Risk

The Group, as a result of its global operating and financial activities, is exposed to changes in interest rates and foreign currency exchange rates that may adversely affect its results of operations and financial position. In seeking to minimize the risks and/or costs associated with such activities, the Group has managed exposure to changes in interest rates and foreign currency exchange rates through its regular operating and financing activities.

Interest Rate Risk

The Group's exposure to changes in interest rates results from its borrowing activities used to meet its liquidity needs. Long-term debt is generally used to finance long-term investments, while short-term debt is used to meet working capital requirements.

The majority of the long-term borrowings are in fixed-rate instruments that are not exposed to changes in interest rates. Other long-term and short-term borrowings have floating interest rates (e.g. LIBOR plus 2.0% to 2.5%). There is inherent rollover risk for short-term borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements. Assuming an interest rate increase of 1% on the outstanding term loan facility and revolving credit facility, as at March 30, 2002, the additional annualized interest costs would be approximately $0.28 million (2001 - $0.32 million).

Foreign Currency Exchange Rates

The Group conducts its business internationally, and its principal manufacturing and sales operations are located in Austria, Brazil, Canada, China, England, France, Germany, Malaysia, Switzerland and the United States. For financial reporting purposes, the Group has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of its international operations are maintained affect the Group's results of operations and financial position as reported in its financial statements.

The Group's long term debt is denominated in U.S. dollars, Euros, and Chinese renminbis while the subsidiary operations account for their businesses in local currencies; namely, Brazilian reals, Canadian dollars, Chinese renminbis, Euros, Swiss Francs, British pounds and U.S. dollars. Only as payments are made against long term debt over the next several years will an actual loss or gain crystallize. The Group also utilizes U.S. denominated borrowings as well as foreign currency denominated borrowings to fund its working capital and investment needs.

The Group enters into foreign currency forward contracts to manage foreign currency exposures related to sales to foreign customers. These contracts are designed to hedge firm commitments to pay European, Asian, Australian and North American currencies within a one-year period. The maturities of these contracts coincide with the receipts of the foreign funds.

As at March 30, 2002, the net foreign currency losses as reported in the financial statements were $0.4 million. The Group would be subject to a foreign currency exchange loss of approximately $7.5 million on the senior subordinated notes, assuming a 5% foreign currency exchange devaluation from the March 30, 2002 spot rates of the issuers, vis-á-vis the U.S. dollar.

PART II: OTHER INFORMATION

Item 1. Legal Proceedings

Neither Trench Electric nor any of its subsidiaries is currently a party to any pending legal proceedings other than such proceedings that have arisen in the ordinary course of business. Management believes that such proceedings if resolved adversely to the Group would not, individually or in the aggregate, have a material adverse effect on the consolidated financial position or results of operations of the Group.

Item 2. Changes in Securities and Changes in Security for Registered Securities

None

Item 3. Defaults Upon Senior Securities

None

Item 4. Submission of Matters to a Vote of Senior Holders

None

Item 5. Other Information

Trench Electric S.A. and Trench Inc., two wholly owned subsidiaries of the Company, issued senior subordinated notes in the amount of $160 million which are fully and unconditionally guaranteed on an unsecured, senior subordinated basis by the Group and each of the Group's material members, other than Trench France S.A. and Finatrench (France) S.A. The Group has assessed its ongoing obligation to add material subsidiaries (where permitted by local law) as guarantors of the notes as reported in its 20-F for the year ended 2001. Based on this assessment, we are currently completing the registration of Trench UK as a guarantor with the bond trustee. We cannot, however, add Trench China in Shanghai or The Fushun Reyrolle Bushing Company as guarantors because Chinese regulations currently prevent these joint ventures from guaranteeing the notes. Furthermore, we have determined, after careful review, that Trench Brasil is not a material subsidiary. Accordingly, we will not be registering Trench China, Fushun or Trench Brasil as guarantors at this time. We will, however, continue to review the status of regulations in China and the materiality of Trench Brasil to our overall operations and will, when possible or required, add those subsidiaries as guarantors.

TRENCH ELECTRIC B.V. FORM 6-K

Item 6. Exhibits and Reports on Form 8-K

(a) Exhibits:

Item No.		Location of Document in Sequential Numbering System
3.1	Articles of Association of Trench Electric B.V.	(1)
4.1	Indenture dated as of December 16, 1997 among Trench Electric B.V., Trench Inc., Trench Electric S.A., Trench Limited, Haefely Trench AG, Haefely Trench Austria GmbH, Haefely Trench MWB GmbH, and The Chase Manhattan Bank, as trustee.	(1)
4.2	Form of 10 ¼% Senior Subordinated Note.	(1)
4.3	Registration Rights Agreement dated as of December 11, 1997 among Trench Electric B.V., Trench Inc., Trench Electric S.A., Trench Limited, Haefely Trench AG, Haefely Trench Austria GmbH, Haefely Trench MWB GmbH and Credit Suisse First Boston Corporation.	(1)
4.4	Purchase Agreement dated as of December 11, 1997 among the Issuers, the Guarantors, and Credit Suisse First Boston Corporation.	(1)
4.5	Asset Purchase Agreement dated July 1, 1999 by and between Haefely Test AG, a Swiss Corporation and Trench Switzerland AG, a Swiss Corporation.	(2)
4.6	Facilities Agreement in relation to a US$25,000,000 Term Facility and a US$25,000,000 Revolving Credit Facility between Trench Electric Holding BV as parent along with Original Borrowers and Guarantors and Charging Companies and CIBC World Markets Plc.	(2)
4.7	Asset Sale and Purchase Agreement dated April 18, 2000 by and between VA Tech Reyrolle Limited, VA Tech Properties (UK) Limited, VA Tech Elin Service B.V., Trench (UK) Limited and Trench Limited.	(2)
4.8	CVT Base Box Technology Head-Licence Agreement dated March 3, 2000 by and between Trench Limited, Shanghai Instrument Transformer Works and Shanghai Sitico International Trading Company	(2)
4.9	Bushing Technology Head-Licence Agreement dated March 3, 2000 by and between Trench Switzerland AG, Shanghai Instrument Transformer Works and Shanghai Sitico International Trading Company	(2)
5.0	Restated Articles of Association for MWB (Shanghai) Co., Ltd. to be renamed Trench China Ltd. dated March 3, 2000.	(2)
5.1	Restated Equity Joint Venture Contract for MWB (Shanghai) Co., Ltd. to be renamed Trench China Ltd. dated March 3, 2000 among Shanghai Instrument Transformer Works, Trench Germany GmbH, Trench Switzerland AG, and Trench Limited.	(2)
5.2	Agreement to Amend the Joint Venture Contract, Articles of Association and Related Agreement of Fushun Reyrolle Bushing Company Limited dated 21 April 2001.	(2)

(b) Reports on Form 8-K:

Not applicable.

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(1) Incorporated by reference to the Company's Form F-4 Registration Statement No. 333-8334
(2) Incorporated by reference to the Company's prior Form 20F and Form 6K Reports.

TRENCH ELECTRIC B.V. FORM 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trench Electric B.V.
Registrant

Dated this: 16 May, 2002

By:________________________________

Michael John Bissell
Group Finance Director

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